EXHIBIT 99

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                             N E W S   R E L E A S E


                          UNILEVER UNITED STATES, INC.

Media Relations Contact:                           Investor Relations Contact:
Nancy Goldfarb                                     Leigh Ferst
212-906-4690                                       212-906-3430

                                                   FOR IMMEDIATE RELEASE


                     UNILEVER TO ACQUIRE OUTSTANDING SHARES
                          IN ASIAN FOODS JOINT VENTURE

New York, NY -- February 18, 2003 -- Unilever (NYSE: UN, UL) is further strengthening its foods operations across the fast-growing Asia market with an agreement to acquire the outstanding shares in CPC/Aji Asia, a 50-50 joint venture with activities in six countries, from Ajinomoto Co. Inc., Japan

The acquisition will be in two parts with approximately one half of Ajinomoto's holding being transferred on March 25, 2003 and the balance scheduled for transfer in March next year. Unilever will pay U.S. $381 million for Ajinomoto's equity holding, valuing the total equity at U.S. $762 million (U.S. $795 mln ungeared).

Unilever will have full management control of the entire business from March 25, 2003 and 100% of the sales and operating profit will be consolidated from that time. The deal is subject to approval by regulatory authorities.

CPC/Aji began as a joint venture between Bestfoods and Ajinomoto in 1987, with Bestfoods' share transferring to Unilever on its acquisition of Bestfoods in 2000. It has six factories in five countries - Hong Kong, Thailand, Malaysia, Philippines (2) and Taiwan, as well as a sales/marketing office in Singapore. It employs almost 1,900 people.

CPC/Aji's leading brands, which accounted for more than 80 percent of its total 2002 sales of some U.S. $330 million, include the internationally known Hellmann's mayonnaise, Knorr soups and bouillon, and Skippy peanut butter. Local brands include Lady's Choice dressings, and Royal pasta.
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Unilever Foods Director Patrick Cescau, said: "This is a strategically important acquisition for Unilever as it further strengthens the presence of our leading brands in a high growth regional market of more than 190 million consumers.

"The full integration of the acquired business into our Unilever Bestfoods Asia operations will give it total access to our innovation capabilities and distribution network strength, and will provide the fuel for higher investment behind our brands"

                                      -o0o-


ADDITIONAL FINANCIAL INFORMATION ON CPC/AJINOMOTO


Average underlying sales growth of 7.5% per annum over the past four years.

Operating margin beia sustained well above the Unilever average over the past four years.

Transaction multiples based on 2002 actuals:
                               Sales:  2.4 times
                               EBIT:   11.4 times
                               EBITDA: 10.8 times

The deal is accretive to Unilever net profit beia in the first year.

Around 70% of sales are in Savory and Dressings, with the balance in Spreads and Cooking products.

                                      -o0o-

UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 258,000 people.

In the United States, Unilever sales were approximately $11 billion in 2002. It employs approximately 15,225 people and has 59 offices and manufacturing sites in 21 states.

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Pond's and Vaseline skin care; the Dove family of anti-perspirant, skin- and hair-care products; the Suave family of anti-perspirant, skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.